Copa Holdings' Consolidated Traffic for February Grows 19.4%

PANAMA CITY, March 7, 2011 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA), and its Copa Airlines and Copa Airlines Colombia operating subsidiaries, today released preliminary passenger traffic statistics for February 2011:

Copa Holdings (Consolidated)	February	February	Change
	2011	2010	(%)
ASM (mm) (1)	965.9	768.3	25.7%
RPM (mm) (2)	741.0	620.7	19.4%
Load Factor (3)	76.7%	80.8%	-4.1 p.p.
Copa Airlines
ASM (mm) (1)	825.7	653.0	26.5%
RPM (mm) (2)	648.9	542.4	19.7%
Load Factor (3)	78.6%	83.1%	-4.5 p.p.
Copa Airlines Colombia
ASM (mm) (1)	140.2	115.3	21.5%
RPM (mm) (2)	92.1	78.4	17.5%
Load Factor (3)	65.7%	68.0%	-2.3 p.p.
1. Available seat miles - represents the aircraft seating capacity multiplied by the number of miles the seats are flown.
2. Revenue passenger miles - represents the numbers of miles flown by revenue passengers
3. Load factor - represents the percentage of aircraft seating capacity that is actually utilized

For the month of February 2011, Copa Holdings' system-wide passenger traffic (RPM) increased 19.4%, while capacity (ASM) increased 25.7%. System load factor for February 2011 was 76.7%, a 4.1 percentage point decrease when compared to February 2010.

Copa Airlines passenger traffic (RPM) for February 2011 increased 19.7%, while capacity (ASM) increased 26.5%. This resulted in a load factor of 78.6%, a 4.5 percentage point decrease when compared to February 2010.

Copa Airlines Colombia passenger traffic (RPM) for February 2011 increased 17.5%, while capacity (ASM) increased 21.5%.  Load factor for the month reached 65.7%, a 2.3 percentage point decrease when compared to February 2010.

Copa Holdings, through its Copa Airlines and Copa Airlines Colombia operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers approximately 152 daily scheduled flights to 46 destinations in 25 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Copa Airlines Colombia provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Barranquilla, Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Copa Colombia has international flights from Colombia to Caracas, Guayaquil, Quito, Mexico City, Cancun and Havana. For more information, visit www.copaair.com.

CPA-G

CONTACT: Joseph Putaturo – Panama, Director-Investor Relations, +011-507-304-2677